    As filed with the Securities and Exchange Commission on October 30, 1998

                                                     Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          DORAL FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

COMMONWEALTH OF PUERTO RICO                            66-0312162
      (State or other                               (I.R.S. Employer
       jurisdiction                                  Identification
    of incorporation or                                   No.)
       organization)

                       1159 FRANKLIN D. ROOSEVELT AVENUE
                          SAN JUAN, PUERTO RICO 00920
                                 (787) 749-7100
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------
                                 SALOMON LEVIS
                            CHIEF EXECUTIVE OFFICER
                          DORAL FINANCIAL CORPORATION
                       1159 FRANKLIN D. ROOSEVELT AVENUE
                          SAN JUAN, PUERTO RICO 00920
                                 (787) 749-7100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                IGNACIO ALVAREZ                                        JOSE A. AXTMAYER
                EDUARDO J. ARIAS                                    CESAR R. ROSARIO VEGA
          PIETRANTONI MENDEZ & ALVAREZ                      AXTMAYER ADSUAR MUNIZ & GOYCO, P.S.C.
        SUITE 1901, BANCO POPULAR CENTER                          SUITE 1400, HATO REY TOWER
            209 MUNOZ RIVERA AVENUE                                268 MUNOZ RIVERA AVENUE
          SAN JUAN, PUERTO RICO 00918                            SAN JUAN, PUERTO RICO 00918

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                     TITLE OF SHARES                             PROPOSED MAXIMUM                 AMOUNT OF
                    TO BE REGISTERED                       AGGREGATE OFFERING PRICE(1)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
     Noncumulative Monthly Income Preferred Stock, Series
  A, $1.00 par value per share...........................          $74,750,000                    $20,780.50
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED OCTOBER   , 1998

PROSPECTUS

                                1,300,000 SHARES

                       (DORAL FINANCIAL CORPORATION LOGO)
             % NONCUMULATIVE MONTHLY INCOME PREFERRED STOCK, SERIES A

                         PRICE TO PUBLIC: $50 PER SHARE

     Doral Financial Corporation is offering to the public 1,300,000 shares of
its      % Noncumulative Monthly Income Preferred Stock, Series A. The Series A
Preferred Stock will have the following characteristics:

        - Will entitle you, subject to declaration by the Company's Board of Directors and availability of funds, to a preferential noncumulative
          cash dividend, at a rate per annum of      % of the $50 liquidation
          preference, payable monthly on the last day of each month, commencing December 31, 1998.

        - Will be redeemable, at the option of Doral Financial subject to the approval of the Federal Reserve Board, commencing on November 30, 2003, at varying prices depending on the date of redemption.

        - Will have a liquidation preference of $50 per share plus accrued and unpaid dividends for the current monthly dividend period.

        - Will not be convertible or exchangeable into other securities of Doral Financial.

        - Will not have a stated maturity and will not be subject to any sinking fund or mandatory redemption.

        - Will not grant you preemptive or preferential rights to purchase additional securities of Doral Financial and will not grant you voting rights except in the limited circumstances described in this prospectus.

     There is currently no public market for the Series A Preferred Stock. The Company has applied to have the Series A Preferred Stock approved for quotation on the Nasdaq National Market System under the symbol "DORLP." The market price of the shares of Series A Preferred Stock after this offering may be higher or lower than the public offering price.

     INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                                                     Per Share       Total
Public Offering Price..............................   $50.00      $65,000,000
Underwriting Discounts.............................   $ 1.575     $ 2,047,500
Proceeds to Doral Financial........................   $48.425     $62,952,500

     In addition, Doral Financial has granted the underwriters an over-allotment option which allows the underwriters to purchase up to 195,000 additional shares. This offering is being underwritten on a firm commitment basis, which means that the underwriters must purchase all of the securities if any are purchased.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PAINEWEBBER INCORPORATED OF PUERTO RICO                       POPULAR SECURITIES
                             (JOINT LEAD MANAGERS)

SANTANDER SECURITIES   PRUDENTIAL SECURITIES INCORPORATED   SALOMON SMITH BARNEY

                               NOVEMBER   , 1998

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    3
Available Information.................    3
Prospectus Summary....................    4
Risk Factors..........................    8
  Payment of Dividends................    8
  No Prior Market.....................    9
  Holding Company Structure...........    9
  General Economic and Financial
     Conditions May Affect Results of
     Operations.......................   10
  Interest Rate Fluctuations..........   10
  Lack of Geographic
     Diversification..................   11
  Year 2000 Risks.....................   11
Recent Developments...................   12
Use of Proceeds.......................   13

                                        PAGE
                                        ----
Consolidated Ratios of Earnings to
  Combined Fixed Charges and
  Preference Security Dividends.......   13
Capitalization........................   14
Selected Financial Data...............   15
Summary of Certain Terms of the Series
  A Preferred Stock...................   17
Description of Capital Stock..........   23
Taxation..............................   26
Underwriting..........................   34
Legal Matters.........................   35
Experts...............................   35

                             ---------------------

     Throughout this prospectus, we refer to Doral Financial Corporation as
either "Doral Financial" or the "Company" and to the      % Noncumulative
Monthly Income Preferred Stock, Series A as the "Series A Preferred Stock."

     Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase any of the 195,000 shares subject to that option.
                             ---------------------

     This prospectus, including information incorporated in this prospectus by reference, contains certain "forward-looking statements" concerning Doral Financial's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of Doral Financial. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify such forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements.
                             ---------------------

     Doral Financial's principal executive offices are located at 1159 Franklin
D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 749-7100.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission (the "SEC") allows the Company to "incorporate by reference" the information it files with them, which means the Company can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that the Company files with the SEC automatically updates and supersedes previously filed information. The Company has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

          (i)  Annual Report on Form 10-K for the year ended December 31, 1997;

          (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; and

          (iii) Current Reports on Form 8-K dated January 21, 1998, October 7, 1998 and October 19, 1998.

     The Company also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus and until all the shares being offered by this prospectus are sold.

     The Company will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Doral Financial Corporation, Attention: Mario
S. Levis, Executive Vice President and Treasurer, 1159 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920, telephone: (787) 749-7108.
                             ---------------------

                             AVAILABLE INFORMATION

     The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company has also filed with the SEC a Registration Statement on Form S-3, to register the Series A Preferred Stock being offered in this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about the Company and the shares of Series A Preferred Stock offered in this prospectus, you should refer to the Registration Statement and its exhibits.

     You may read and copy any document filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Company files its SEC materials electronically with the SEC, so you can also review the Company's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain more information about the Company by visiting our web site at http://www.doralfinancial.com.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all information that you should consider before investing in the Series A Preferred Stock. You should read the entire prospectus, including the information incorporated by reference into this prospectus and the "Risk Factors" section beginning on page 8.

                                  THE COMPANY

     The Company is a bank holding company subject to regulation and supervision by the Federal Reserve Board. The Company, together with its wholly-owned subsidiaries, is primarily engaged in a wide range of mortgage banking activities. The Company is the leading mortgage banking institution in Puerto Rico based on the volume of origination of first mortgage loans secured by single family residences and the size of its mortgage servicing portfolio. The Company's mortgage banking business is conducted principally through two operating units, Doral Mortgage Corporation, a wholly-owned subsidiary of the Company and HF Mortgage Bankers, a division of the Company. The Company originated and purchased $930.7 million in mortgage loans for the six months ended June 30, 1998 and had a mortgage servicing portfolio of $5.1 billion as of June 30, 1998.

     While the Company's mortgage banking operations are concentrated in Puerto Rico, the Company is in the process of expanding its operations outside of Puerto Rico. The Company has recently established a wholesale loan operation in Illinois and a multi-family and commercial lending operation in the New York City metropolitan area. Both of these operations are conducted by Doral Money, Inc., a subsidiary of Doral Bank.

     In Puerto Rico, the Company is also engaged in the banking business through its subsidiary Doral Bank and in the securities business through its subsidiary Doral Securities, Inc. As of June 30, 1998, Doral Bank operated 8 branches in Puerto Rico and had total assets and deposits of $519.3 million and $386.5 million, respectively. The Company is also in the process of organizing a new federal savings association in the New York City metropolitan area.

     As of October 30, 1998, the Company operated 36 business locations:

     - 22 mortgage banking offices in Puerto Rico
     - 8 bank branches in Puerto Rico
     - 1 broker-dealer office in Puerto Rico
     - 2 mortgage banking offices in Florida
     - 2 wholesale loan offices in Illinois
     - 1 multi-family lending office in New York

                                  THE OFFERING

Series A Preferred Stock
Offered....................  1,300,000 shares (1,495,000 shares if the
                               Underwriters' over-allotment option is exercised in full).

Offering Price.............  $50 per share.

Proceeds to Company (after
  deducting expenses of
  this offering)...........  $62,652,500 ($72,095,375 if the Underwriters
                               exercise their over-allotment option).

Use of Proceeds............  The Company expects to use the net proceeds for its general corporate purposes, which may include the following:

                             - making capital contributions to the Company's
                               banking and non-banking subsidiaries

                             - investing in mortgage servicing rights

                             - funding possible acquisitions

                             - increasing working capital

Dividends..................  Dividends on the Series A Preferred Stock are
                               noncumulative and are payable monthly commencing on December 31, 1998, and on the last day of each calendar month thereafter, at the fixed annual
                               dividend rate of      % of the $50 liquidation
                               preference per share. Payment of dividends is subject to declaration of the dividends by the Company's Board of Directors (or a committee thereof), the Company having sufficient funds available to pay the dividend and compliance with certain regulatory requirements.

Voting Rights..............  In general, except as required by applicable law or as described in this prospectus, you will not have any voting rights.

Liquidation Preference.....  $50 per share of Series A Preferred Stock, plus accrued and unpaid dividends for the current monthly dividend period, subject to certain limitations described in this prospectus.

Redemption.................  The Series A Preferred Stock is not redeemable prior to November 30, 2003. On or after that date, the Series A Preferred Stock is redeemable in whole or in part at the option of the Company, upon not less than 30 nor more than 60 days' notice by mail, at the prices set forth in this prospectus. The Company may not redeem the Series A Preferred Stock without prior approval of the Federal Reserve Board.

No Repurchase Option for
  Holders..................  You will not have the right to require the Company to repurchase the Series A Preferred Stock purchased by you. The Series A Preferred Stock does not have a fixed maturity date and is not subject to any sinking fund or similar obligation.

Conversion; Exchange.......  The Series A Preferred Stock will not be convertible into or exchangeable for any other securities of the Company.

Preemptive Rights..........  The Series A Preferred Stock will not entitle you to any preemptive or preferential rights to purchase any securities of the Company.

Rank.......................  The Series A Preferred Stock ranks senior to the common stock of the Company and on an equal basis to the Company's outstanding preferred stock with respect to dividend rights and the distribution of assets upon liquidation. Additional shares of preferred stock, par value $1.00 per share, of the Company ranking senior to the Series A Preferred Stock may not be issued without the approval of persons holding at least two-thirds of the aggregate liquidation value of the Series A Preferred Stock.

Listing on the Nasdaq
  National Market..........  The Company has applied to have the Series A
                               Preferred Stock approved for quotation on the NASDAQ National Market System under the symbol "DORLP."

Risk Factors...............  For a discussion of certain factors that you should consider carefully before investing in the Series A Preferred Stock, see "Risk Factors."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                 SIX MONTHS
                               ENDED JUNE 30,                           YEAR ENDED DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                              1998         1997         1997         1996         1995         1994         1993
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net income(1)............  $   24,101   $   15,039   $   20,231   $   27,041   $   19,560   $   17,430   $   21,320
Cash dividends paid......  $    4,786   $    3,389   $    7,199   $    6,008   $    4,374   $    3,943   $    3,142
BALANCE SHEET DATA:(2)
Total assets.............  $2,497,356   $1,312,043   $1,857,789   $1,106,083   $  917,922   $  768,019   $  486,431
Stockholders' equity.....  $  246,233   $  163,849   $  186,955   $  150,531   $  129,017   $   90,496   $   76,945
OPERATING DATA:
Mortgage loans originated
  and purchased..........  $  931,000   $  434,000   $1,037,000   $  817,000   $  636,000   $  824,000   $1,433,000
Loan servicing
  portfolio..............  $5,100,000   $3,300,000   $4,655,000   $3,068,000   $2,668,000   $2,644,000   $2,375,000
SELECTED RATIOS:(3)
Return on Average
  Assets(4)..............        2.21%        2.49%        1.37%        2.68%        2.32%        2.78%        5.28%
Return on Average
  Equity(5)..............       22.25%       19.13%       11.99%       19.35%       17.82%       20.82%       31.49%

---------------

(1) The net income for the year ended December 31, 1997 reflects a non-cash extraordinary charge to earnings of $12.3 million. The extraordinary item refers to a non-cash charge to the Company's earnings resulting from the exchange of a new issue of convertible preferred stock for an outstanding issue of convertible debt. The charge represented the excess of the fair value of the preferred stock at the date of the exchange over the net carrying amount of the debt on the Company's financial statements.
(2) Certain data for years prior to 1997 has been made to conform to 1997 classifications.
(3) The return on average assets ratio and return on average equity ratio computed on income before extraordinary item for the year ended December 31, 1997 would have been 2.19% and 19.29%, respectively.
(4) This ratio is computed by dividing the Company's net income by its average total assets for the period.
(5) This ratio is computed by dividing the Company's net income by its average stockholders' equity for the period.

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                       AND PREFERENCE SECURITY DIVIDENDS

                                                       SIX
                                                      MONTHS
                                                      ENDED            YEAR ENDED DECEMBER 31,
                                                     JUNE 30,   -------------------------------------
                                                       1998     1997    1996    1995    1994    1993
                                                     --------   -----   -----   -----   -----   -----
Ratio of Earnings to Combined
Fixed Charges and Preference Security Dividends
  Including Interest on Deposits...................   1.54x     1.61x   1.67x   1.49x   1.76x   3.75x
  Excluding Interest on Deposits...................   1.64x     1.72x   1.76x   1.53x   1.79x   3.75x

     For purposes of computing the consolidated ratios of earnings to combined fixed charges and preference security dividends, earnings consist of pre-tax income from continuing operations plus (i) fixed charges (excluding capitalized interest) and (ii) amortization of capitalized interest. Fixed charges consist of interest expensed and capitalized (ratios are presented both including and excluding interest on deposits), amortization of debt issuance costs and the Company's estimate of the interest component within rental expense.

     The term "preference security dividend" is the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities, which in the case of the Company consist solely of preferred stock.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in the Series A Preferred Stock.

PAYMENT OF DIVIDENDS

     Payment of dividends on the Series A Preferred Stock is subject to certain restrictions described below:

     General. Payment of dividends on the Series A Preferred Stock is subject to declaration by the Company's Board of Directors, which means that the Board of Directors or a committee of the Board must specifically vote to pay each monthly dividend. Dividends are payable from Company funds that are legally available for the payment of dividends. The Company intends to declare and pay monthly dividends at the stated rate for the Series A Preferred Stock. However, the Company is not obligated or required to declare or pay dividends on the Series A Preferred Stock even if it has funds legally available for the payment of such dividends. The Company cannot guarantee you that it will have funds available for the payment of dividends and that its Board of Directors will in fact vote to declare such dividends. Under Puerto Rico law, the Company can legally pay dividends out of its "surplus" or if it does not have a surplus out of its net profits either for the year in which the dividend is declared or for the prior year. The Company's surplus which is the difference between the Company's stockholders equity and the aggregate par value of all its capital stock, was $205.7 million as of June 30, 1998.

     Noncumulative Nature of Dividends. Dividends on the Series A Preferred Stock are noncumulative, which means that if, for any reason, funds are not legally available to pay a dividend for a particular monthly dividend period or the Company's Board of Directors fails to declare a dividend for such period, you will not have the right to receive a dividend for such monthly dividend period, whether or not funds are or subsequently become available or dividends on the Series A Preferred Stock are declared for any future dividend period. The Company's Board of Directors may determine, in its business judgment, that it would be in the best interest of the Company to pay less than the full amount of the stated dividends or no dividends for any dividend period even if the Company has funds available to pay such dividends. Factors that would be considered by the Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as the Board may deem relevant.

     Sources of Funds for Payment of Dividends. Unlike many bank holding companies, the Company has significant business operations and assets at the parent company level. In the past, the Company has not relied on dividends or distributions from its subsidiaries to pay dividends to the holders of its capital stock. However, an important part of its operations is conducted through wholly-owned subsidiaries, principally Doral Mortgage Corporation and Doral Bank. The Company cannot guarantee you that it may not have to rely in the future, at least in part, on distributions from its subsidiaries to pay dividends on the Series A Preferred Stock. If the Company needed to rely on earnings from its subsidiaries to pay dividends on the Series A Preferred Stock, the Company cannot guarantee you that such subsidiaries' earnings would be sufficient to make the required distributions in order to pay the dividends on the Series A Preferred Stock or that such subsidiaries would not be prevented from making the distributions because of regulatory restrictions applicable to such subsidiaries. The ability of Doral Bank to pay dividends to the Company is subject to certain regulatory restrictions discussed below.

     Regulatory Considerations. As a bank holding company, the Company is subject to supervision and regulation by the Federal Reserve Board. The Federal Reserve Board has issued a policy statement that bank holding companies such as the Company should pay dividends only out of their current operating earnings.

     The ability of Doral Bank, the Company's commercial banking subsidiary, to pay dividends to the Company is restricted by the Puerto Rico Banking Law, the Federal Deposit Insurance Corporation Act, and by FDIC regulations. The Puerto Rico Banking Law provides that when the expenditures of a bank are greater than its receipts, the excess of expenditures over receipts shall be charged against the undistributed profits of the bank and the balance, if any, shall be charged against the required reserve fund of the bank. If the amount in the reserve fund is not sufficient to cover such balance, the outstanding amount must be charged against the bank's capital account. Until the bank's capital has been restored to its original amount and the reserve fund is restored to 20% of the original capital of the bank, the bank may not declare any dividends. The Federal Deposit Insurance Act and FDIC regulations restrict the payment of dividends when a bank is undercapitalized, when the bank has failed to pay FDIC insurance assessments, or when there are safety and soundness concerns regarding such bank. Under applicable federal regulatory capital guidelines, at June 30, 1998, Doral Bank was considered "well capitalized."

     Contractual Restrictions. The Company is a party to various loan agreements which limit its ability to pay dividends. These agreements generally prohibit the Company from paying dividends if it is in default under such agreements. In addition, the agreement pursuant to which the Company issued its 7.84% Senior Notes due 2006, prohibits the Company from paying dividends if the aggregate amount of dividends paid by the Company on its capital stock, including the Series A Preferred Stock, would exceed the sum of the following:

     - 50% of the Company's consolidated net income earned since October 1, 1996, and prior to the end of the Company's fiscal quarter ending not less than 45 days prior to the proposed dividend payment date;

     - $15 million; and

     - the net proceeds of any sale of capital stock after October 1, 1996 (which would include the proceeds of this offering).

     As of June 30, 1998, after giving effect to this offering, the Company could have paid up to $136.8 million in dividends under the above test.

NO PRIOR MARKET

     There has been no public market for the Series A Preferred Stock prior to this offering. The Company has applied to have the Series A Preferred Stock approved for quotation on the Nasdaq National Market System under the symbol "DORLP." The Company cannot guarantee you that an active market will develop for the Series A Preferred Stock, or that if it does develop that it will continue. The Company cannot guarantee you that the Series A Preferred Stock will trade above the price that you paid for the Series A Preferred Stock.

HOLDING COMPANY STRUCTURE

     The Company is subject to supervision and regulation by the Federal Reserve Board as a bank holding company. Pursuant to Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each subsidiary bank. This support may be required at times when, absent such policy, the Company might not otherwise provide such support. In the event of the Company's bankruptcy, any commitment by the Company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be entitled to a priority of payment vis-a-vis creditors and stockholders of the Company, including holders of the Series A Preferred Stock. In addition, any capital loans by the Company to any of its subsidiary banks must be subordinated in right of payment to deposits and to certain other indebtedness of such subsidiary bank. Doral Bank is currently the only depository institution subsidiary of the Company. However, the Company is in the process of organizing a new federal savings association in the New York City metropolitan area. As of the date of this prospectus, the Company has not entered into any agreement with a federal regulatory agency to maintain the capital of Doral Bank nor has it made any capital loans to Doral Bank.

     Because the Company is a holding company, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of Doral Bank) except to the extent that the Company may itself be a creditor with claims against the subsidiary.

GENERAL ECONOMIC AND FINANCIAL CONDITIONS MAY AFFECT RESULTS OF OPERATIONS

     The Company's results of operations will depend on, among other things, the level of interest income generated by the Company's mortgage loans, mortgage-backed securities and other interest earning assets, the market value of such mortgage loans and other interest earnings assets, and the supply of and demand for such mortgage loans and other assets. Prepayment rates, interest rates, borrowing costs and credit losses depend upon the nature and terms of the mortgage loans and other assets, the geographic location of the properties securing the mortgage loans, the collateral securing the Company's assets, conditions in financial markets, the fiscal and monetary policies of the United States Government and the Federal Reserve Board, international economic and financial conditions, competition and other factors, none of which can be predicted by the Company with any certainty.

INTEREST RATE FLUCTUATIONS

     Interest rate fluctuations is the primary market risk affecting the Company. Changes in interest rates affect the following areas of the Company's business:

     - the number of mortgage loans originated and purchased by the Company

     - the interest rate spread earned on loans and securities owned by the Company

     - the Company's gain on sale of loans and the value of mortgage servicing rights

     - the value of the Company's securities holdings

     - the value of the Company's assets relating to mortgage servicing

     Demand for Mortgage Loans. Lower interest rates generally increase demand for mortgage loans. Higher interest rates make it harder for potential borrowers to qualify for mortgage loans to purchase homes and reduce demand for refinance loans. As a result, higher interest rates may decrease the Company's loan originations, as well as the income related to mortgage production.

     Net Interest Income. Net interest income is an important element of the Company's earnings. Net interest income or spread is the difference between the interest received by the Company on its mortgage loans, mortgage-backed securities and other interest earning assets and the interest rates paid by the Company on its borrowings to finance the origination, purchase and holding of such assets. The Company's interest earning assets, such as its mortgage loans and mortgage-backed securities tend to have longer maturities while its borrowings tend to be short-term (less than one year). Because short-term interest rates are generally lower than long-term interest rates, the Company is able to earn a spread or net interest income on such assets. Increases in short-term interest rates relative to long-term rates reduce the spread and thereby adversely affect the Company's net income.

     Gain on Sale of Mortgage Loans. Changes in prevailing long-term interest rates between the time the Company commits to or establishes an interest rate on a mortgage loan and the time the Company sells the loan or obtains a commitment for the sale of such loan affect the Company's gain or loss on the sale of such mortgage loan. If interest rates go up during such period, the Company's gain from the sale may be reduced or eliminated.

     Price Volatility of Securities' Holdings. The Company owns a substantial portfolio of mortgage-backed securities and other fixed income securities the value of which is affected by changes in prevailing interest rates. The market value of a fixed income obligation generally reacts inversely to interest rate changes, meaning that when prevailing interest rates decline, the securities' price usually rises, and when prevailing interest rates rise, the securities' price usually declines. Accordingly, increases in prevailing interest rates could reduce the value of the Company's securities and have an adverse impact on the Company's earnings or financial condition.

     Effect on Servicing Assets. Declines in interest rates can adversely affect the Company's revenues by increasing prepayment rates and causing an increase of the amortization of the Company's servicing assets recorded on the Company's financial statements. Increases in prepayment rates can also cause the Company to record a loss on its financial statements to reflect the decrease in market value ("impairment") of such assets. Moreover, increased prepayment rates can reduce the Company's servicing income by decreasing the size of the Company's mortgage servicing portfolio.

LACK OF GEOGRAPHIC DIVERSIFICATION

     During the six months ended June 30, 1998, and the year ended December 31, 1997, 99% of the Company's mortgage loan originations (as measured by principal balances) were secured by property located in Puerto Rico. To the extent that properties securing such mortgage loans are located in the same geographic region, such mortgage loans may be subject to a greater risk of delinquency or default in the event of adverse economic, political or business developments and natural hazard risks that may affect Puerto Rico. If Puerto Rico's real estate market should experience an overall decline in property values, the rates of delinquency, foreclosure, bankruptcy and loss on the mortgage loans may be expected to increase substantially, as compared to such rates in a stable or improving real estate market. Accordingly, the Company is more susceptible to any single economic, political, regulatory or natural hazard risk than a corporation with greater geographic diversification.

YEAR 2000 RISKS

     The Year 2000 problem is caused by the situation whereby existing computer software programs use only the last two digits to identify the year. Those programs could read "00" as the year 1900, and thus, may not recognize dates after December 31, 1999. This misinterpretation of data could cause significant problems with banking and mortgage banking entities, such as the Company, as the use of date calculations is widely used in daily operations for matters such as interest accruals, maturity dates, delinquency status, and customer statements. Year 2000 problems go beyond computer systems and affect anything that uses an internal microchip such as telephone, fax machines, security and alarm systems, vaults, elevators, heating and air conditioning.

     The Company does not own any proprietary software systems or applications and relies on those provided by third party vendors. The Company has completed the assessment of its computer hardware, software programs and data processing applications, including these provided by third party vendors. The Company has received revised programs from its third party vendors that have been modified to address the Year 2000 problem for the principal applications used by it in its mortgage banking, banking and securities businesses. The Company began testing these revised programs and applications during the first week of October 1998 and the testing is scheduled to be completed by December 31, 1998. The Company is using outside consultants to assist it in verifying the test results. The Company's mainframe computer, used principally in its banking operations, is Year 2000 compliant, meaning that it can properly process and calculate date-related information after January 1, 2000. The Company is in the process of replacing other equipment, primarily desk top computers that are not Year 2000 compliant.

     The Company estimates that its costs of addressing Year 2000 issues will be approximately $800,000, of which $500,000 has already been spent. Most of such costs is directly related to the costs of replacing existing equipment, primarily desktop computers, which have been fully depreciated on the Company's financial statements. The Company expects that all such costs will be paid from the Company's own cash resources.

     The Company does not anticipate that the Year 2000 problem will have a material adverse effect on its financial condition or results of operations. However, Year 2000 problems suffered by third party providers of basic services, such as telephone, water, sewer and electricity, could have an adverse impact on the daily operations of the Company. The Company does not have a contingency plan to address disruption of such basic services caused by the Year 2000 problem.

     As a bank holding company, the Company could be subject to enforcement action by federal banking authorities if it fails to adequately address the Year 2000 problem.

                              RECENT DEVELOPMENTS

UNAUDITED THIRD QUARTER RESULTS

     The Company's unaudited net income for the quarter ended September 30, 1998, was $13.9 million, compared to $8.6 million for the quarter ended September 30, 1997, an increase of 62%.

     Net interest income for the quarter ended September 30, 1998, was $7.6 million, compared to $7.9 million for the quarter ended September 30, 1997. The slight decrease in net interest income is primarily the result of the flattening of the yield curve, which means a reduction in the difference between long-term interest rates and short-term interest rates. The flattening of the yield curve normally results in a decrease in the amount of interest spread the Company earns on its portfolio of mortgage loans, mortgage-backed securities and other interest-earning assets, primarily long-term obligations, and the short-term borrowings used to finance the Company's portfolio. Revenues from mortgage loan sales and fees increased to $16.7 million for the quarter ended September 30, 1998, compared to $7.2 million for the third quarter of 1997, an increase 132%. The increase in revenues from mortgage loan sales and fees was due principally to higher volume of mortgage loan originations and gains on the sale of mortgage loans and mortgage-backed securities. For the quarter ended September 30, 1998, servicing income increased to $5.5 million, compared to $3.8 million for the third quarter of 1997, an increase of 43%. This increase is due to the significant growth of the Company's mortgage servicing portfolio.

     The Company's total mortgage loan production (internal originations and purchases) increased to $567 million compared to $282 million for the third quarter of 1997, an increase of 101%. The Company's mortgage loan servicing portfolio totaled approximately $5.5 billion at September 30, 1998, compared to $4.7 billion as of December 31, 1997.

IMPACT OF HURRICANE GEORGES

     On September 21, 1998, Puerto Rico suffered the direct impact of Hurricane Georges, a category 3 hurricane on the Saffir/Simpson scale. The passage of Hurricane Georges caused extensive property damage in Puerto Rico and disrupted many sectors of the economy. In general, the Company's mortgage banking, commercial banking and securities operations were fully operational within two days. While the disruption caused by Hurricane Georges may result in some short-term increases in delinquency rates, the Company does not anticipate that the effects of the hurricane will have a material adverse effect on the financial condition or results of operations of the Company. The structures securing the Company's mortgage loans are almost all constructed of concrete and the Company requires that borrowers obtain property insurance as a condition of lending.

     It is too early to determine the long-term effect of the passage of Hurricane Georges on the economy of Puerto Rico. The Government of Puerto Rico has estimated that assistance payments from the Federal Emergency Management Agency and other governmental programs together with payments from private insurers will inject more than $2.0 billion into the economy.

EXPANSION IN MAINLAND UNITED STATES

     During the second quarter of 1998, the Company commenced a multi-family and commercial lending unit in the New York City metropolitan area through Doral Money, Inc., a wholly-owned subsidiary of Doral Bank. This unit originates loans secured by first mortgages on multi-family apartment buildings and, to a lesser extent, other commercial properties. This unit closed $53.4 million in loans for the quarter ended September 30, 1998. The Company intends to sell most of these loans to third parties and to retain the servicing rights.

     During the third quarter of 1998, the Company also commenced a wholesale mortgage operation in the Chicago metropolitan area also through Doral Money, Inc. This operation, which employs 12 persons and operates through two offices, is primarily dedicated to the purchase of residential mortgage loans that conform to the requirements of the Federal Home Loan Mortgage Association ("FHLMC") or the Federal National

Mortgage Association ("FNMA"), the packaging of such loans into FNMA or FHLMC mortgage-backed securities and the sale of such mortgage-backed securities to third parties while retaining the servicing rights to the underlying loans. Purchases of loans by the wholesale operation for the quarter ended September 30, 1998, amounted to $12.2 million.

     The Company is also in the process of organizing a new federal savings association in the New York City metropolitan area which it anticipates will open for business during the first quarter of 1999.

                                USE OF PROCEEDS

     The net proceeds (after deducting expenses of this offering) to the Company from the sale of shares of Series A Preferred Stock offered hereby are estimated at approximately $62,652,500 ($72,095,375, if the Underwriters' over-allotment option is exercised in full). The Company intends to use such net proceeds for general corporate purposes, which may include: (i) making capital contributions to its banking and non-banking subsidiaries; (ii) investing in mortgage servicing rights through the internal origination of mortgage loans, the acquisition of mortgage loans with the related servicing rights and the purchase of contracts to service mortgage loans; (iii) funding possible acquisitions of mortgage banking and other financial institutions; and (iv) increasing working capital. The Company has no current agreements or understandings regarding any possible acquisitions.

           CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                       AND PREFERENCE SECURITY DIVIDENDS

     The following table sets forth the Company's consolidated ratios of earnings to combined fixed charges and preference security dividends for the periods indicated.

                                                       SIX
                                                      MONTHS
                                                      ENDED            YEAR ENDED DECEMBER 31,
                                                     JUNE 30,   -------------------------------------
                                                       1998     1997    1996    1995    1994    1993
                                                     --------   -----   -----   -----   -----   -----
Ratio of Earnings to Combined
Fixed Charges and Preference Security Dividends
  Including Interest on Deposits...................   1.54x     1.61x   1.67x   1.49x   1.76x   3.75x
  Excluding Interest on Deposits...................   1.64x     1.72x   1.76x   1.53x   1.79x   3.75x

     For purposes of computing the consolidated ratios of earnings to combined fixed charges and preference security dividends, earnings consist of pre-tax income from continuing operations plus (i) fixed charges (excluding capitalized interest), and (ii) amortization of capitalized interest. Fixed charges consist of interest expensed and capitalized (ratios are presented both including and excluding interest on deposits), amortization of debt issuance costs and, the Company's estimate of the interest component within rental expense.

     The term "preference security dividend" is the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities, which in the case of the Company consist solely of preferred stock.

                                 CAPITALIZATION

     The following table sets forth the unaudited indebtedness and capitalization of the Company at June 30, 1998, on an actual basis and as adjusted to give effect to the issuance of the shares of Series A Preferred Stock offered hereby and assuming the Underwriters do not exercise their over-allotment option. In addition to the indebtedness of the Company reflected below, the Company had deposits of $386.5 million. This table should be read in conjunction with the Company's Consolidated Financial Statements and related notes incorporated by reference into this prospectus.

                                                                ACTUAL       AS ADJUSTED
                                                              ----------     -----------
                                                                (DOLLARS IN THOUSANDS)
Short-term borrowings
  Loans payable.............................................  $  429,583     $  429,583
  Short-term portion of notes payable.......................      45,751         45,751
  Short-term portion of securities sold under agreements to
     repurchase.............................................   1,012,983      1,012,983
                                                              ----------     ----------
          Total short-term borrowings.......................  $1,488,317     $1,488,317
                                                              ==========     ==========
Long-term borrowings
  Long-term portion of notes payable........................  $   53,610     $   53,610
  Long-term portion of securities sold under agreements to
     repurchase.............................................     100,200        100,200
  Advances from the Federal Home Loan Bank..................      32,000         32,000
  Senior Notes..............................................      75,000         75,000
                                                              ----------     ----------
          Total long-term borrowings........................  $  260,810     $  260,810
                                                              ==========     ==========
Stockholders' Equity
  Serial Preferred Stock, $1 par value, 2,000,000 shares
     authorized; 8,460 shares of 8% Convertible Cumulative
     Preferred Stock outstanding and 1,300,000 Series A
     Preferred Stock, as adjusted...........................  $        8     $    1,308
  Common Stock, $1.00 par value, 50,000,000 shares
     authorized; 40,484,920 shares issued and 40,428,920
     outstanding(1).........................................      40,485         40,485
  Paid-in capital...........................................      70,252        131,605
  Legal Surplus.............................................       1,704          1,704
  Retained earnings.........................................     133,568        133,568
  Accumulated other comprehensive income(2).................         272            272
  Treasury Stock at par value, 56,000 shares................         (56)           (56)
                                                              ----------     ----------
          Total stockholders' equity........................  $  246,233     $  308,886
                                                              ==========     ==========

---------------

(1) Does not include up to 1,933,714 shares of Common Stock issuable upon conversion of outstanding shares of the Company's 8% Convertible Cumulative Preferred Stock.
(2) Consists of unrealized gain on securities available for sale, net of deferred tax.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial and operating data for the Company on a historical basis as of and for the six-month periods ended June 30, 1998 and 1997, and for each of the five years in the period ended December 31, 1997. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto incorporated herein by reference. Financial information for the six-month periods ended June 30, 1998 and 1997, is derived from unaudited financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the six-month period ended June 30, 1998, are not necessarily indicative of results for the full year.

                                 SIX MONTHS
                               ENDED JUNE 30,                               YEAR ENDED DECEMBER 31,
                          -------------------------   -------------------------------------------------------------------
                             1998          1997          1997          1996          1995          1994          1993
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income.........  $    66,006   $    41,073   $    90,131   $    66,987   $    61,907   $    46,508   $    23,775
Interest expense........       49,443        28,115        61,438        46,443        43,380        23,252         9,710
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income.....       16,563        12,958        28,693        20,544        18,527        23,256        14,065
Provision for loan
  losses................          311           365           600           655           110           168            23
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income
  after provision for
  loan losses...........       16,252        12,593        28,093        19,889        18,417        23,088        14,042
Non-interest income.....       36,239        18,835        45,286        40,846        29,930        25,535        46,453
Non-interest expense....       24,804        14,186        35,582        29,456        26,287        29,878        29,574
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before taxes,
  cumulative effect and
  extraordinary item....       27,687        17,242        37,797        31,279        22,060        18,745        30,921
Income taxes............        3,586         2,203         5,249         4,238         2,500         2,530         9,601
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before cumulative
  effect and
  extraordinary item....       24,101        15,039        32,548        27,041        19,560        16,215        21,320
Cumulative effect of
  change in accounting
  principle(1)..........           --            --            --            --            --         1,215            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before
  extraordinary item....       24,101        15,039        32,548        27,041        19,560        17,430        21,320
Extraordinary
  item -- non-cash loss
  on extinguishment of
  debt(2)...............           --            --        12,317            --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net income......  $    24,101   $    15,039   $    20,231   $    27,041   $    19,560   $    17,430   $    21,320
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
        Cash dividends
          paid..........  $     4,786   $     3,389   $     7,199   $     6,008   $     4,374   $     3,943   $     3,142
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
BALANCE SHEET DATA:(3)
Mortgage loans held for
  sale..................  $   620,478   $   282,785   $   406,297   $   261,608   $   245,484   $   263,773   $   262,515
Securities held for
  trading, net..........      682,036       533,906       620,288       436,125       418,348       327,960       129,180
Securities held to
  maturity..............      155,128       188,793       143,534       107,222        77,945        66,804         6,530
Securities available for
  sale..................      514,077         7,825       240,876        12,007        14,579            --            --
Loans receivable, net...      130,672       160,162       133,055       128,766        51,355        34,809         9,561
Total assets............    2,497,356     1,312,043     1,857,789     1,106,083       917,922       768,019       486,431
Loans payable and
  securities sold under
  agreements to
  repurchase............    1,542,766       724,070     1,103,448       584,294       598,436       569,436       335,994
Notes payable...........      174,361       149,627       164,934       152,126        51,682        17,055            --
Deposits accounts.......      376,304       214,288       300,494       158,902        95,740        66,471        26,451
Stockholders' equity....      246,233       163,849       186,955       150,531       129,017        90,496        76,945

                                 SIX MONTHS
                               ENDED JUNE 30,                               YEAR ENDED DECEMBER 31,
                          -------------------------   -------------------------------------------------------------------
                             1998          1997          1997          1996          1995          1994          1993
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
NET INCOME PER COMMON
  SHARE:(4)
Basic:
  Income before
    cumulative effect
    and extraordinary
    item................  $      0.60   $      0.41   $      0.89   $      0.75   $      0.67   $      0.58   $      0.79
  Cumulative effect.....           --            --            --            --            --          0.04            --
  Extraordinary item....           --            --         (0.34)           --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net income......  $      0.60   $      0.41          0.55   $      0.75   $      0.67   $      0.62   $      0.79
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
Diluted:
  Income before
    cumulative effect
    and extraordinary
    item................  $      0.58   $      0.40   $      0.85   $      0.71   $      0.64   $      0.54   $      0.71
  Cumulative effect.....           --            --            --            --            --          0.04            --
  Extraordinary item....           --            --         (0.32)           --            --            --            --
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net income......  $      0.58   $      0.40          0.53   $      0.71   $      0.64   $      0.58   $      0.71
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
OTHER PER SHARE DATA:
Cash dividends:
  Common Stock..........  $      0.11   $      0.09   $     0.195   $     0.165   $     0.145   $      0.13   $      0.10
  10 1/2% Preferred
    Stock...............           --            --            --        0.3825          1.05          1.05          1.05
  8% Convertible
    Cumulative Preferred
    Stock...............        40.00            --         15.33            --            --            --            --
Weighted average shares
  outstanding:
  Basic.................   39,445,130    36,565,440    36,680,158    36,266,244    29,231,680    27,770,936    26,459,416
  Diluted...............   41,400,647    38,728,632    38,728,632    38,725,072    31,040,540    30,307,856    30,067,856
OPERATING DATA:
Mortgage loans
  originated and
  purchased.............  $   930,000   $   434,000   $ 1,037,000   $   817,000   $   636,000   $   824,000   $ 1,433,000
  Loan Servicing
    Portfolio...........    5,100,000     3,300,000     4,655,000     3,068,000     2,668,000     2,644,000     2,375,000
SELECTED RATIOS:(5)
Return on Average
  Assets(6).............         2.21%         2.49%         1.37%         2.68%         2.32%         2.78%         5.28%
Return on Average
  Equity(7).............        22.25%        19.13%        11.99%        19.35%        17.82%        20.82%        31.49%
Average Equity to
  Average Assets(8).....         9.95%        13.00%        11.39%        13.81%        13.02%        13.35%        16.77%

---------------

(1) Refers to the effect of the adoption of SFAS 115, an accounting standard that requires the Company to include in its financial statements unrealized gains and losses on its trading securities. In connection with the adoption of this pronouncement the Company, as of January 1, 1994, classified approximately $132 million of mortgage-backed securities as trading securities and recognized a gain of approximately $1.2 million.
(2) The extraordinary item for the year ended December 31, 1997, refers to a non-cash charge to the Company's earnings as a result of the exchange of a new issue of convertible preferred stock for an outstanding issue of convertible debt. The charge represented the excess of the fair value of the preferred stock at the date of exchange over the net carrying amount of the debt on the Company's financial statements.
(3) Certain reclassifications of prior years' data have been made to conform to 1997 classifications.
(4) Adjusted to reflect two-for-one stock splits effected on August 28, 1997, and May 20, 1998.
(5) The return on average assets ratio and return on average equity ratio computed on income before extraordinary item for 1997, would have been 2.19% and 19.29%, respectively.
(6) This ratio is computed by dividing the Company's net income by its average assets for the period.
(7) This ratio is computed by dividing the Company's net income by its average stockholders' equity for the period.
(8) This ratio is computed by dividing the Company's average assets for the period by its average stockholders' equity.

            SUMMARY OF CERTAIN TERMS OF THE SERIES A PREFERRED STOCK

     The following description does not purport to be complete and is subject to and qualified in its entirety by reference to Article Four of the Restated Certificate of Incorporation of the Company and to the Certificate of Designation creating of the Series A Preferred Stock (the "Certificate of Designation"), copies of which are incorporated by reference in this prospectus as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     Under the Restated Certificate of Incorporation of the Company, the Board of Directors of the Company is authorized to provide for the issuance of up to 2,000,000 shares of serial preferred stock $1.00 par value (of which 20,000 shares have been authorized and designated and 8,460 shares have been issued in connection with a private transaction with a financial institution), in one or more series, with such designations of titles, dividend rights, redemption or purchase provisions, conversion provisions and voting rights as shall be set forth in resolutions providing for the issuance thereof adopted by the Board of Directors (or a committee thereof) of the Company.

DIVIDENDS

     Holders of record of the Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, noncumulative cash dividends
at the annual rate per share of      % of the liquidation preference of $50 per
share, or $          per share per month, with each aggregate payment made to
each record holder of the Series A Preferred Stock being rounded to the next lowest cent.

     Dividends on the Series A Preferred Stock will accrue from their date of original issuance and will be payable (when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available therefor) monthly in arrears in United States dollars commencing on December 31, 1998, and on the last day of each calendar month of each year thereafter to the holders of record of the Series A Preferred Stock as they appear on the books of the Company on the second Business Day (as defined below) immediately preceding the relevant date of payment. In the case of the dividend payable on December 31, 1998, such dividend shall cover the period from the date of issuance of the Series A Preferred Stock to December 31, 1998. In the event that any date on which dividends are payable is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding Business Day without any interest or other payment in respect of any such delay, except that, if such Business Day is in the next succeeding calendar year, such payment will be made on the Business Day immediately preceding the relevant date of payment, in each case with the same force and effect as if made on such date. A "Business Day" is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico or New York, New York.

     Dividends on the Series A Preferred Stock will be noncumulative. The Company is not obligated or required to declare or pay dividends on the Series A Preferred Stock, even if it has funds available for the payment of such dividends. If the Board of Directors of the Company or an authorized committee thereof does not declare a dividend payable on a dividend payment date in respect of the Series A Preferred Stock, then the holders of such Series A Preferred Stock shall have no right to receive a dividend in respect of the monthly dividend period ending on such dividend payment date and the Company will have no obligation to pay the dividend accrued for such monthly dividend period or to pay any interest thereon, whether or not dividends on such Series A Preferred Stock are declared for any future monthly dividend period.

     The amount of dividends payable for any monthly dividend period will be computed on the basis of twelve 30-day months and a 360-day year. The amount of dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in such period.

     Subject to any applicable fiscal or other laws and regulations, each dividend payment will be made by dollar check drawn on a bank in New York, New York or San Juan, Puerto Rico and mailed to the record holder thereof at such holder's address as it appears on the register for such Series A Preferred Stock.

     So long as any shares of the Series A Preferred Stock remain outstanding, the Company shall not declare, set apart or pay any dividend or make any other distribution of assets (other than dividends paid or other distributions made in stock of the Company ranking junior to the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the Company) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Company ranking junior to the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the Company), shares of common stock or of any other class of stock of the Company ranking junior to the Series A Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Company, unless (i) all accrued and unpaid dividends on the Series A Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously and the full monthly dividend on the Series A Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and (ii) the Company has not defaulted in the payment of the redemption price of any shares of Series A Preferred Stock called for redemption. See "Redemption at the Option of the Company."

     When dividends are not paid in full on the Series A Preferred Stock and on any other shares of stock of the Company ranking on a parity as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any such other shares of stock of the Company will be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Stock and any such other shares of stock will in all cases bear to each other the same ratio that the full dividends payable to the Series A Preferred Stock for the then current monthly dividend period (which shall not include any accumulation in respect of unpaid dividends for prior periods) and the full dividends, including required or permitted accumulations, if any, on such other series of stock, bear to each other.

     For a discussion of the tax treatment of distributions to stockholders see "Taxation," "Puerto Rico Taxation," and "United States Taxation," and for a discussion on certain potential regulatory limitations on the Company's ability to pay dividends, see "Risk Factors -- Payment of Dividends -- Regulatory Considerations."

CONVERSION; EXCHANGE

     The Series A Preferred Stock will not be convertible into or exchangeable for any other securities of the Company.

REDEMPTION AT THE OPTION OF THE COMPANY

     The shares of the Series A Preferred Stock are not redeemable prior to November 30, 2003. On and after that date, the shares of the Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Company, upon not less than 30 nor more than 60 days' notice by mail, at the redemption prices set forth below, during the twelve-month periods beginning on November 30 of the years set forth below, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.

YEAR
----
2003........................................................  $51.00
2004........................................................   50.50
2005 and thereafter.........................................   50.00

     In the event that less than all of the outstanding shares of the Series A Preferred Stock are to be redeemed in any redemption at the option of the Company, the total number of shares to be redeemed in such redemption shall be determined by the Board of Directors and the shares to be redeemed shall be allocated pro rata or by lot as may be determined by the Board of Directors, or by such other method as the Board of Directors may approve and deem equitable, including any method to conform to any rule or regulation of any national or regional stock exchange or automated quotation system upon which the shares of the Series A Preferred Stock may at the time be listed or eligible for quotation.

     Notice of any proposed redemption shall be given by the Company by mailing a copy of such notice to the holders of record of the shares of Series A Preferred Stock to be redeemed, at their address of record, not more than sixty nor less than thirty days prior to the redemption date. The notice of redemption to each holder of shares of Series A Preferred Stock shall specify the number of shares of Series A Preferred Stock to be redeemed, the redemption date and the redemption price payable to such holder upon redemption, and shall state that from and after said date dividends thereon will cease to accrue. If less than all the shares owned by a holder are then to be redeemed at the option of the Company, the notice shall also specify the number of shares of Series A Preferred Stock which are to be redeemed and the numbers of the certificates representing such shares. Any notice which is mailed as herein provided shall be conclusively presumed to have been duly given, whether or not the stockholder receives such notice, and failure duly to give such notice by mail, or any defect in such notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock.

     Notice having been mailed as described above, from and after the redemption date (unless the Company defaults in the payment of the redemption price for any shares to be redeemed), all dividends on the shares of Series A Preferred Stock called for redemption shall cease to accrue and all rights of the holders of such shares as stockholders of the Company by reason of the ownership of such shares (except the right to receive the redemption price, on presentation and surrender of the respective certificates representing the redeemed shares) shall cease on the redemption date, and such shares shall not after the redemption date be deemed to be outstanding. In case less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued without cost to the holder thereof representing the unredeemed shares.

     At its option, the Company may, on or prior to the redemption date, irrevocably deposit the aggregate amount payable upon redemption of the shares of the Series A Preferred Stock to be redeemed with a bank or trust company designated by the Company having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which the Company shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital surplus (as shown by its latest published statement) of at least $50,000,000 (hereinafter referred to as the "Depositary"), to be held in trust by the Depositary for payment to the holders of the shares of the Series A Preferred Stock to be redeemed. If such deposit is made and the funds so deposited are made immediately available to the holders of the shares of the Series A Preferred Stock to be redeemed, the Company shall thereupon be released and discharged (subject to the provisions described in the next paragraph) from any obligation to make payment of the amount payable upon redemption of the shares of the Series A Preferred Stock to be redeemed, and the holders of such shares shall look only to the Depositary for such payment.

     Any funds remaining unclaimed at the end of two years from and after the redemption date in respect of which such funds were deposited shall be returned to the Company forthwith and thereafter the holders of shares of the Series A Preferred Stock called for redemption with respect to which such funds were deposited shall look only to the Company for the payment of the redemption price thereof. Any interest accrued on any funds deposited with the Depositary shall belong to the Company and shall be paid to it from time to time on demand.

     Any shares of the Series A Preferred Stock which shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of serial preferred stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors.

  Certain Regulatory Considerations Affecting Redemptions

     Under current regulations, bank holding companies may not exercise any option to redeem shares of preferred stock included as Tier 1 capital, or exchange such preferred stock for debt securities, without the prior approval of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board").

Ordinarily, the Federal Reserve Board would not permit such a redemption unless
(1) the shares are redeemed with the proceeds of a sale by the bank holding company of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that the bank holding company's condition and circumstances warrant the reduction of a source of permanent capital.

     Also, under Puerto Rico law, a corporation such as the Company may not redeem any shares of its capital stock, unless the assets remaining after such redemption are sufficient to pay any debts of such corporation for which payment has not otherwise been provided.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the then record holders of shares of Series A Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders, before any distribution is made to holders of common stock or any other equity securities of the Company ranking junior upon liquidation to the Series A Preferred Stock, distributions upon liquidation in the amount of $50 per share plus an amount equal to any accrued and unpaid dividends for the current monthly dividend period to the date of payment.

     If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Series A Preferred Stock and any other shares of stock of the Company ranking as to any such distribution on a parity with the Series A Preferred Stock are not paid in full, the holders of the Series A Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company.

     In the Certificate of Designation it is provided that neither the consolidation or merger of the Company with any other corporation, nor any sale, lease or conveyance of all or any part of the property or business of the Company, shall be deemed to be a liquidation, dissolution, or winding up of the Company.

VOTING RIGHTS

     Except as described below, or except as required by applicable law, holders of the Series A Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of the Company.

     If the Company does not pay dividends in full on the Series A Preferred Stock for eighteen consecutive monthly dividend periods, the holders of outstanding shares of the Series A Preferred Stock, together with the holders of any other shares of stock of the Company having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class without regard to series, will be entitled, by written notice to the Company given by the holders of a majority in liquidation preference of such shares or by ordinary resolution passed by the holders of a majority in liquidation preference of such shares present in person or by proxy at a separate general meeting of such holders convened for the purpose, to appoint two additional members of the Board of Directors of the Company, to remove any such member from office and to appoint another person in place of such member. Not later than 30 days after such entitlement arises, if written notice by a majority of the holders of such shares has not been given as provided for in the preceding sentence, the Board of Directors or an authorized committee thereof will convene a separate general meeting for the above purpose. If the Board of Directors or such authorized committee fails to convene such meeting within such 30-day period, the holders of 10% of the outstanding shares of the Series A Preferred Stock and any such other stock will be entitled to convene such meeting.

     The provisions of the Restated Certificate of Incorporation and By-laws of the Company relating to the convening and conduct of general meetings of stockholders will apply with respect to any such separate general meeting. Any member of the Board of Directors so appointed shall vacate office if, following the event which gave rise to such appointment, the Company shall have resumed the payment of dividends in full on the Series A Preferred Stock and each such other series of stock for twelve consecutive monthly dividend periods.

The Bylaws of the Company provides for a minimum of five members of the Board of Directors and a maximum of ten members. As of the date of this Prospectus, the Company's Board of Directors consisted of eight members.

     Any variation or abrogation of the rights, preferences and privileges of the Series A Preferred Stock by way of amendment of the Company's Restated Certificate of Incorporation or otherwise (including, without limitation, the authorization or issuance of any shares of the Company ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series A Preferred Stock) shall not be effective (unless otherwise required by applicable law) except with the consent in writing of the holders of at least two thirds of the outstanding aggregate liquidation preference of the Series A Preferred Stock or with the sanction of a special resolution passed at a separate general meeting by the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series A Preferred Stock. Notwithstanding the foregoing, the Company may, without the consent or sanction of the holders of the Series A Preferred Stock, authorize and issue shares of the Company ranking, as to dividend rights and rights on liquidation, winding up and dissolution, on a parity with or junior to the Series A Preferred Stock.

     No vote of the holders of the Series A Preferred Stock will be required for the Company to redeem or purchase and cancel the Series A Preferred Stock in accordance with the Certificate of Incorporation of the Company or the Certificate of Designation for the Series A Preferred Stock.

     The Company will cause a notice of any meeting at which holders of the Series A Preferred Stock are entitled to vote to be mailed to each record holder of the Series A Preferred Stock. Each such notice will include a statement setting forth (i) the date of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote, and (iii) instructions for deliveries of proxies.

  Certain Regulatory Issues Related to Voting Rights

     Under regulations adopted by the Federal Reserve Board, if the holders of shares of Series A Preferred Stock become entitled to vote for the election of directors as described above, the Series A Preferred Stock could be deemed a "class of voting securities" and a holder of 25% or more of the Series A Preferred Stock (or a holder of 5% if it otherwise exercises a "controlling influence" over the Company) could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, at such time as the Series A Preferred Stock is deemed a class of voting securities, (i) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series A Preferred Stock, and (ii) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

     Section 12 of the Puerto Rico Banking Law requires the prior approval of the Office of the Commissioner of Financial Institutions of Puerto Rico (the "Office of the Commissioner") to obtain control of any bank organized under the Banking Law. The Banking Law requires that in any transfer of voting and outstanding capital stock of any bank organized under the laws of Puerto Rico to any person or entity that, upon consummation of the transfer, will become the owner, directly or indirectly, of more than 5% of the voting and outstanding capital stock of said bank, the parties to the transfer shall inform the Office of the Commissioner of the proposed transfer at least 60 days prior to the date such transfer is to be effected. The Banking Law does not contain any provision allowing for the extension of such 60-day time period. The transfer requires the approval of the Office of the Commissioner if it results in a change of control of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that the foregoing provisions of the Banking Law are applicable to a change in control of the Company.

     Pursuant to Section 12(d) of the Banking Law, as soon as the Office of the Commissioner receives notice of a proposed transaction that may result in the control or in a change of control of a bank, the Office of the Commissioner shall have the duty to make the necessary investigations. The Office of the Commissioner shall issue authorization for the transfer of control of the bank if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

RANK

     The Series A Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Company, and to all other equity securities issued by the Company the terms of which specifically provide that such equity securities will rank junior to the Series A Preferred Stock (or to a number of series of preferred stock which includes the Series A Preferred Stock); (ii) on a parity with the Company's outstanding 8% Convertible Cumulative Preferred Stock (Liquidation Preference $1,000 per share) and with all other equity securities issued by the Company the terms of which specifically provide that such equity securities will rank on a parity with the Series A Preferred Stock (or with a number of series of preferred stock which includes the Series A Preferred Stock); and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities will rank senior to the Series A Preferred Stock (or to a number of series of preferred stock which includes the Series A Preferred Stock). For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

     The Company may not issue shares of the Company ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series A Preferred Stock except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series A Preferred Stock. See "Voting Rights" above.

TRANSFER AGENT; DIVIDEND DISBURSING AGENT; REGISTRAR

     ChaseMellon Shareholder Services, LLC ("ChaseMellon") will initially act as the transfer agent, dividend disbursing agent and registrar for the Series A Preferred Stock. Holders of the Series A Preferred Stock may contact ChaseMellon, at the following address: ChaseMellon Shareholder Services, LLC, P.O. Box 3315, So. Hackensack, NJ 07606, toll-free telephone number 1-800-851-9677.

     The transfer of a share of Series A Preferred Stock may be registered upon the surrender of the certificate evidencing the share of Series A Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the transfer agent and registrar.

     Registration of transfers of shares of Series A Preferred Stock will be effected without charge by or on behalf of the Company, but upon payment (or the giving of such indemnity as the transfer agent and registrar may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

     The Company will not be required to register the transfer of a share of Series A Preferred Stock after such share has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

     If any certificate for a share of Series A Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, a new certificate representing the same share may be issued to the holder upon request subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with such conditions as to evidence, indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Company may determine.

NO PREEMPTIVE RIGHTS

     Holders of the Series A Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any securities of the Company.

NO REPURCHASE AT THE OPTION OF THE HOLDERS; MISCELLANEOUS

     Holders of the Series A Preferred Stock will have no right to require the Company to redeem or repurchase any shares of Series A Preferred Stock, and the shares of Series A Preferred Stock are not subject to any sinking fund or similar obligation. The Company may, at its option, purchase shares of the Series A Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     The Company is authorized to issue 50,000,000 shares of Common Stock, $1.00 par value, and 2,000,000 shares of Serial Preferred Stock, $1.00 par value (the "Serial Preferred Stock"). The following summary of certain rights and privileges of the Common Stock and Serial Preferred Stock of the Company does not purport to be complete. Statements in this summary are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation and the amendments thereto and to the General Corporation Law of Puerto Rico.

COMMON STOCK

     As of October 30, 1998, there were 40,484,920 shares of Common Stock issued and 40,428,920 shares of Common Stock outstanding. In addition, as of that date, a total of 1,933,714 of the Company's authorized but unissued shares had been reserved for possible issuance upon the conversion of all outstanding shares of the Company's 8% Convertible Cumulative Preferred Stock (the "8% Preferred Stock"), and 2,000,000 and 288,776 shares were reserved for issuance in connection with the Company's 1997 Employee Stock Option and Restricted Stock Plan, respectively. In addition, 800,000 shares were reserved for issuance to honor certain contractual purchase rights. See "Purchase Rights of Popular, Inc." below. The Common Stock is traded in the over-the-counter market on the NASDAQ National Market System. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. There are no cumulative voting rights for the election of directors.

     Subject to the rights of holders of the outstanding 8% Preferred Stock and any other outstanding shares of Serial Preferred Stock, in the event of the liquidation, dissolution or distribution of assets of the Company, the holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to stockholders. The Common Stock has no redemption, conversion or sinking fund privileges.

     Subject to any dividend preferences which may be established with respect to any series of Serial Preferred Stock, the holders of Common Stock are entitled to receive, pro rata, dividends when and as declared by the Board of Directors out of funds legally available therefor.

     Holders of Common Stock do not have preemptive rights to subscribe for or purchase additional securities of the Company.

     ChaseMellon Shareholder Services LLC, New York, New York, is the transfer agent and registrar for the Common Stock.

SERIAL PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of the Company's Serial Preferred Stock at the time of issuance. As of October 30, 1998, the 8% Preferred Stock described below was the only series of Serial Preferred Stock designated by the Company.

OUTSTANDING SERIAL PREFERRED STOCK

     The Company entered into a Debenture Purchase Agreement dated September 25, 1995, as amended and restated as of December 15, 1995 (the "Debenture Purchase Agreement"), with Popular, Inc. ("Popular"), a bank holding company headquartered in San Juan, Puerto Rico, providing for the issuance and sale in a private transaction to Popular of $10.0 million of convertible debentures (the "Convertible Debentures"). Approximately $6.6 million of Convertible Debentures were issued on September 25, 1995, and the remaining $3.4 million were issued on December 22, 1995. The Convertible Debentures were convertible into shares of Common Stock at a conversion price of $4.375 per share (as adjusted for subsequent stock splits), subject to adjustment in certain circumstances.

     The Company entered into an Exchange Agreement dated July 9, 1997, with Popular, whereby the Company agreed to exchange 8,460 newly issued shares of the 8% Preferred Stock for the $8.46 million principal amount of the Convertible Debentures held by Popular at the time. Popular had previously converted $1.54 million of Convertible Debentures and sold the shares of Common Stock issued upon conversion of such Convertible Debentures in the open market. On October 22, 1997, the exchange contemplated under the Exchange Agreement took place and the shares of 8% Preferred Stock were issued. The 8% Preferred Stock qualifies as Tier 1 capital for purposes of compliance with the regulatory capital requirements applicable to bank holding companies.

     As of October 30, 1998, there were 8,460 shares of the Company's 8% Preferred Stock issued and outstanding. The shares of 8% Preferred Stock are not traded in the over-the-counter market or any national securities exchange.

     Dividend Rights and Limitations. The holders of the shares of 8% Preferred Stock, in preference to holders of the Common Stock and to any other class of capital stock ranking junior to the 8% Preferred Stock with respect to the payment of dividends, are entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Company legally available therefore at the annual rate of 8% of the liquidation value thereof payable monthly or $6.66 2/3, per share per month.

     The Company may not declare, set apart or pay any dividend on or make any distribution of assets (other than dividends paid or other distributions made in stock of the Company ranking junior to the 8% Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Company ranking junior to the 8% Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company), shares of Common Stock or of any other stock of the Company ranking junior to the 8% Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, unless all accrued and unpaid dividends on the 8% Preferred Stock have been or contemporaneously are declared and paid and the full monthly dividend on the 8% Preferred Stock for the current month has been or is contemporaneously declared and paid or declared and set apart for payment and unless the Company has not defaulted in the payment of the redemption price of any shares of 8% Preferred Stock called for redemption.

     Whenever all accrued dividends on the 8% Preferred Stock and any other stock of the Company ranking on a parity to the 8% Preferred Stock as to the payment of dividends are not paid in full, all dividends declared upon the 8% Preferred Stock and any such other parity stock of the Company must be declared pro rata so that the amount of dividends declared per share on the 8% Preferred Stock and such other parity stock of the Company will bear the same ratio that the liquidation preference per share of 8% Preferred Stock and such other stock of the Company bear to each other.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the 8% Preferred Stock are entitled to receive out of the assets of the Company an amount in cash equal to $1,000 per share plus accrued and unpaid dividends thereon to the date of such distribution, before any payment may be made to the holders of Common Stock or any other securities of the Company ranking junior to the 8% Preferred Stock as to the distribution of assets upon liquidation. No such distribution or payment on account of liquidation, dissolution or winding up of the Company may be made to the holders of the shares of any class or series of stock of the Company ranking on a parity with the 8%

Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the 8% Preferred Stock receive like distributive amounts ratably in accordance with the full distributive amounts which they and the holders of such parity stock are respectively entitled to receive upon such preferential distribution.

     Neither the consolidation or merger of the Company with any other corporation, nor the sale, lease or conveyance of all or any part of the property or business of the Company, will be deemed to be a liquidation, dissolution or winding up of the Company. After the payment to the holders of the 8% Preferred Stock of the full preferential amounts provided for above, the holders of the 8% Preferred Stock as such will have no right or claim to any of the remaining assets of the Company.

     Conversion Rights. The holders of shares of 8% Preferred Stock have the right, at their option, to convert such shares into shares of Common Stock of the Company at any time before the close of business on December 1, 2005, at a conversion price of $4.375 per share, subject to adjustment from time to time upon the occurrence of certain events. The number of shares of Common Stock issuable upon conversion of a share of 8% Preferred Stock shall be determined by dividing the aggregate liquidation preference of the shares of 8% Preferred Stock being converted by the conversion price in effect on the conversion date. As of October 30, 1998, the 8,460 shares of 8% Preferred Stock held by Popular were convertible into 1,933,714 shares of Common Stock, or approximately 4.6% of the outstanding Common Stock.

     Redemption. The 8% Preferred Stock is subject to redemption in whole or in part, at the option of the Company with the consent of the Federal Reserve on or after January 1, 2001, and on or prior to December 31, 2002, at a price of $1,020 per share and thereafter at redemption prices declining to a price of $1,000 per share on or after January 1, 2005. There is no mandatory redemption or sinking fund obligation with respect to the 8% Preferred Stock.

     Voting Rights. The holders of shares of 8% Preferred Stock are not entitled to any voting rights except as required by law or as described below.

     The affirmative vote or consent of the holders of at least a majority of the outstanding shares of the 8% Preferred Stock, voting as a class, is required for the approval of any variation or abrogation of the rights, preferences and privileges of the 8% Preferred Stock by way of any amendment of any provision of the Company's Restated Certificate of Incorporation or otherwise which would alter or materially affect the special rights, powers or preferences of the 8% Preferred Stock or to authorize or issue any class of stock ranking prior to the 8% Preferred Stock as to dividends or upon liquidation.

     Registration Rights. Under the terms of the Exchange Agreement, the holders of shares of 8% Preferred Stock are entitled to include such shares (or the shares of Common Stock into which their shares of 8% Preferred Stock are convertible) in certain registration statements filed by the Company with respect to its equity securities. In addition, one or more holders of shares of 8% Preferred Stock having an aggregate liquidation preference of not less than $5.0 million ($2.5 million in the case of Popular) may require the Company to file a registration statement covering such shares under certain circumstances.

     Rank vis-a-vis Series A Preferred Stock. The Series A Preferred Stock will rank on a parity with the 8% Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the Company.

PURCHASE RIGHTS OF POPULAR, INC.

     The Exchange Agreement incorporates a provision previously contained in the Debenture Purchase Agreement which grants Popular a non-transferable right to acquire up to a maximum of 800,000 additional shares of Common Stock, at a price of $4.375 per share (subject to adjustment upon the occurrence of certain events). Popular may exercise its purchase rights if, as a result of the issuance of newly issued shares of Common Stock or of options or securities convertible into Common Stock by the Company, the shares of Common Stock issued or issuable upon conversion of the 8% Preferred Stock held by Popular (plus any shares previously acquired by Popular upon conversion of the Convertible Debentures or the 8% Preferred Stock) represent in the aggregate less than 4.99% of the Company's fully diluted outstanding shares of Common Stock. Popular's right to acquire additional shares of the Company's Common Stock expires on June 30, 1999, and is subject to termination upon the occurrence of certain corporate events involving the acquisition of the Company.

                                    TAXATION

GENERAL

     The following is a summary of the material Puerto Rico tax and United tax considerations relating to the purchase, ownership and disposition of Series A Preferred Stock. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Series A Preferred Stock and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

     This summary is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PUERTO RICO, UNITED STATES OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED STOCK, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATIONS OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX.

                              PUERTO RICO TAXATION

     The following is a summary of certain Puerto Rico tax considerations relating to the purchase, ownership and disposition of Series A Preferred Stock. The discussion is based on Puerto Rico tax laws, regulations, and judicial and administrative interpretations, all as of the date hereof, all of which are subject to change (with possible retroactive effect). This discussion does not purport to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of Series A Preferred Stock in light of such purchaser's particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, "Special Partnerships," "Subchapter N Corporations," registered investment companies, and certain pension trusts.

     For purposes of the discussion below, a "Puerto Rico corporation" is a corporation organized under the laws of Puerto Rico and a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED STOCK

  Taxation of Dividends.

     General. Distributions of cash or other property made by the Company with respect to Series A Preferred Stock will be treated as dividends to the extent that the Company has current or accumulated earnings and profits. To the extent that a distribution exceeds the Company's current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series A Preferred Stock in the hands of the holder. The excess of any such distribution over such adjusted tax basis will be treated as gain on the sale or exchange of such Series A Preferred Stock and will be subject to income tax as described below.

     The following discussion regarding the income taxation of dividends on Series A Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that such dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. The Company has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1972.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid with respect to Series A Preferred Stock which tax is generally required to be withheld by the Company.

An individual may elect for such withholding not to apply, and in such case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

     Puerto Rico corporations will be subject to income tax on dividends paid with respect to Series A Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid with respect to Series A Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on such dividends will be 5.85% after accounting for the dividend received deduction.

     As a practical matter, dividends with respect to Series A Preferred Stock held in "street name" through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "-- Foreign Corporations." Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% Special Tax and applicable withholding tax should have their shares of Series A Preferred Stock issued and registered in their own name. Similarly, Puerto Rico corporations that own any shares of Series A Preferred Stock and wish to avoid withholding imposed on foreign corporations with respect to distributions on such shares should have such shares issued and registered in their own name in order to ensure that no withholding is made on dividends thereon.

     United States Citizens Not Residents of Puerto Rico. Dividends paid with respect to Series A Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by the Company. Such an individual may elect for such withholding not to apply, and in such case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Notwithstanding the making of such an election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with the Company a withholding exemption certificate to the effect that such individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by the Company or its agent from individuals who have the shares of Series A Preferred Stock registered in their names. Individuals who hold shares of Series A Preferred Stock in "street name" will not be eligible to file with the Company or its agent withholding exemption certificates.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid with respect to Series A Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by the Company..

     Foreign Corporations. The income taxation of dividends paid with respect to the Series A Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

     A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends with respect to Series A Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends with respect to Series A Preferred Stock received by such corporations will be excluded from the computation of the branch profits tax liability of such corporations.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series A Preferred Stock.

     Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

  Taxation of Gains upon Sales or Exchanges (Not Including Redemptions).

     General. The sale or exchange of Series A Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series A Preferred Stock in the hands of the holder. Any such gain or loss that is required to be recognized will be a capital gain or loss if the Series A Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholders' holding period with respect to the Series A Preferred Stock exceeds six months.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of Series A Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%.

     If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 25%.

     United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series A Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series A Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series A Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from any such sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 20% of the payments received will be withheld at the source; and if such gain constitutes a long term capital gain, it will be subject to a tax at a maximum rate of 20%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described under "-- United States Citizens Not Residents of Puerto Rico"; provided, however, that if the gain resulting from the sale or exchange of Series A Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received gain will be withheld at the source; and provided further, that if the gain resulting from such sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on such gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series A Preferred Stock if such gain is (i) from sources within Puerto Rico or (ii) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 25% if it qualifies as a long term capital gain.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by such corporations on the sale or exchange of Series A Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in such computation for any income tax paid on the gain realized on such sale or exchange.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series A Preferred Stock if such gain is from sources within Puerto Rico. Gain on the sale or exchange of Series A Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series A Preferred Stock is made to an office of a paying or exchanged agent located outside Puerto Rico. If the gain resulting from any such sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain of Series A Preferred Stock constitutes income from sources outside Puerto Rico.

     Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

  Taxation of Redemptions.

     A redemption of shares of the Series A Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of the Company's current or accumulated earnings and profits if it is "essentially equivalent to a dividend". Under regulations issued by the Department of the Treasury of Puerto Rico (i) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (ii) certain prorata redemptions among all the shareholders will be treated as a dividend. In situations not described by such regulations the Department of the Treasury of Puerto Rico will generally follow principles applied by the United States Internal Revenue Service ("IRS") under the United States Internal Revenue Code of 1986, as amended, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.

     If the redemption of the Series A Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "-- Taxation of Gains upon Sales or Exchanges (Not including Redemptions)" for a sale or exchange of Series A Preferred Stock. Gain on the redemption of Series A Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series A Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 25%.

     If the stockholder of the Series A Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by such holder on the redemption of the Series A Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if such gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by such holder in Puerto Rico. The Puerto Rico income tax law does not clearly provide a source of income rule for a gain of this nature. As a result thereof, such mentioned prospective shareholders should be aware that a gain realized from a redemption of the Series A Preferred Stock may be subject to Puerto Rico income tax.

ESTATE AND GIFT TAXATION

     The transfer of Series A Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series A Preferred Stock by death or gift.

MUNICIPAL LICENSE TAXATION

     Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax with respect to dividends paid on the Series A Preferred Stock or with respect to any gain realized on the sale, exchange or redemption of such stock.

     A corporation or partnership (Puerto Rico or foreign) that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax with respect to dividends paid on the Series A Preferred Stock and with respect to gain realized on the sale, exchange or redemption of such stock if such dividends or gain are attributable to such trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

     The Series A Preferred Stock will not be subject to Puerto Rico property tax.

                             UNITED STATES TAXATION

     The following is a summary of certain United States federal tax consequences of the ownership and disposition of the Series A Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico ("PR Corporations"). This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder ("Treasury Regulations"), administrative pronouncements and judicial decisions, all of which are subject to change (even with retroactive effect). This summary deals only with Series A Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of such person's particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships or "Subchapter S Corporations," life insurance companies, tax exempt entities, dealers in securities, financial institutions, persons who hold Series A Preferred Stock as part of an integrated investment (including a straddle) or to persons whose functional currency is not the U.S. dollar or who owns 10% or more of the voting stock of the Company. Persons considering the purchase of Series A Preferred Stock should consult their own tax advisors with regard to the application of the United States tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. As used herein, the term "U.S. Holder" means a beneficial owner of Series A Preferred Stock that does not own directly, constructively or by attribution 10% or more of the voting stock of the Company and is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of a state of the United States, (iii) a corporation organized under the laws of the United States or of any political subdivision thereof, or (iv) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include corporations organized under the laws of Puerto Rico. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED STOCK

  Taxation of Dividends.

     General. Under the source of income rules of the Code, dividends on the Series A Preferred Stock will constitute gross income from sources outside the United States if less than 25% of the Company's gross income on an ongoing basis is effectively connected with a trade or business in the United States. Since its incorporation in 1972 the Company has not derived income effectively connected with a trade or business in the United States and does not expect that 25% or more of its gross income during the current and future years will be treated as such. Accordingly, dividends on the Series A Preferred Stock distributed by the Company will constitute gross income from sources outside the United States.

     U.S. Holders (other than Puerto Rico U.S. Holders). Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions made with respect to the Series A Preferred Stock, including the amount of any Puerto Rico taxes withheld therefrom, will be includable in the gross income of a U.S. Holder (other than a Puerto Rico U.S. Holder) as foreign source gross income to the extent such distributions are paid out of current or accumulated earnings and profits of the Company as determined for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by the Company exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series A Preferred Stock and thereafter as capital gain.

     Subject to certain conditions and limitations, any Puerto Rico income tax imposed on dividends distributed by the Company in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico Taxation -- Ownership and Disposition of Series A Preferred Stock -- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by the Company will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."

     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions of dividends made by the Company with respect to the Series A Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in such stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from such Puerto Rico U.S. Holder's gross income.

     PR Corporations. In general, distributions of dividends made by the Company with respect to the Series A Preferred Stock to a PR Corporation will not, in the hands of such PR Corporation, be subject to United States income tax if such dividends are not effectively connected with a United States trade or business of the PR Corporation and such PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations", "Personal Holding Companies"," Foreign Personal Holding Companies", or "Passive Foreign Investment Companies."

  Taxation of Capital Gains.

     U.S. Holders (other than Puerto Rico U.S. Holders). A U.S. Holder (other than a Puerto Rico U.S. Holder) will recognize gain or loss on the sale or other disposition of Series A Preferred Stock (including redemptions treated as sales or exchanges of the Series A Preferred Stock under Section 302 of the Code) in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series A Preferred Stock and the amount realized on the sale or other disposition. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, such gain or loss will be a capital gain or loss. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses. Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under section 302 of the Code will generally be subject to income tax under the Code as dividends.

     Gain recognized by a U.S. Holder on the sale or other disposition of Series A Preferred Stock generally will be treated as United States source income.

     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series A Preferred Stock (including redemptions treated as sales or exchanges of the Series A Preferred Stock under Section 302 of the

Code) by a Puerto Rico U.S. Holder that is a resident of Puerto Rico for purposes of Section 865(g)(1) of the Code will constitute income from sources within Puerto Rico, will not be includable in such stockholder's gross income and will be exempt from United States federal income taxation and no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from such Puerto Rico U.S. Holder's gross income. Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under
Section 302 of the Code will generally be subject to income tax under the Code as dividends.

     PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the Series A Preferred Stock to a PR Corporation will not, in the hands of such PR Corporation, be subject to United States income tax if such gain is not effectively connected with a United States trade or business of the PR Corporation and such PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations", "Personal Holding Companies", "Foreign Personal Holding Companies", or "Passive Foreign Investment Companies." Redemptions of the Series A Preferred Stock that are not treated as sales or exchanges under section 302 of the Code will generally be subject to income tax under the Code as dividends.

     Backup Withholding. Certain incorporate U.S. Holders may be subject to backup withholding at the rate of 31% on dividends paid or the proceeds of a sale, exchange or redemption of Series A Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     The Code provides special rules regarding certain distributions received by U.S. Holders with respect to, and sales and other dispositions (including pledges) of, stock of a Passive Foreign Investment Company ("PFIC").

     Based upon certain proposed Treasury Regulations under PFIC provisions of the Code (the "Proposed Regulations"), the Company believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to Company's expectation, the Series A Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules (regardless of whether the Company remains a PFIC) with respect to (a) any "excess distribution" by the Company to the U.S. Holder (generally, any distributions received by the U.S. Holder on the Series A Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series A Preferred Stock if shorter) and (b) any gain realized on the sale, pledge or other disposition of Series A Preferred Stock. Under such rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series A Preferred Stock, (ii) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be taxed as ordinary income, and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such year. As an alternative to these rules, if the Company were a PFIC and effective for taxable years of U.S. Holders beginning after December 31, 1997, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series A Preferred Stock, provided that the Series A Preferred Stock will constitute "marketable stock" for purposes of these rules.

     In general, the Proposed Regulations provide that Puerto Rico U.S. Holder would be subject to the rule described in (iii) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series A Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

     Under current law, if the Company is a PFIC in any year, a U.S. Holder who beneficially owns Series A Preferred Stock during such year must make an annual return on IRS Form 8621 that describes any distributions received from the Company and any gain realized on the disposition of Series A Preferred Stock.

ESTATE AND GIFT TAXATION

     The transfer of Series A Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series A Preferred Stock by death or gift.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters severally has agreed to purchase from the Company, the aggregate number of shares of Series A Preferred Stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                  SHARES(1)
------------                                                  ---------
PaineWebber Incorporated of Puerto Rico.....................
Popular Securities, Inc.....................................
Santander Securities Corporation of Puerto Rico.............
Prudential Securities Incorporated..........................
Salomon Smith Barney Inc....................................
                                                              ---------
          Total.............................................  1,300,000
                                                              =========

---------------

(1) Assumes no exercise of the Underwriters' over-allotment option.

     Under the terms and conditions of the Underwriting Agreement, the Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Series A Preferred Stock set forth in the table above, if any of the shares of Series A Preferred Stock are purchased.

     The Underwriters propose to offer the shares of Series A Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus.

     The Company has granted the Underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to 195,000 additional shares of Series A Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus. If the Underwriters exercise this option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the table above. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Series A Preferred Stock offered hereby.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Company as well as the proceeds (before expenses of the offering) received by the Company from the offering. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase up to an additional 195,000 shares.

                                                                                      TOTAL, ASSUMING
                                                                                      FULL EXERCISE OF
                                                                                       OVER-ALLOTMENT
                                                            PER SHARE      TOTAL           OPTION
                                                            ---------   -----------   ----------------
Public Offering Price.....................................   $ 50.00    $65,000,000     $74,750,000
Underwriting Discount.....................................   $ 1.575    $ 2,047,500     $ 2,354,625
Company Proceeds..........................................   $48.425    $62,952,500     $72,395,375

     In connection with this offering, certain Underwriters may engage in passive market making transactions on the Nasdaq Stock Market's National Market System (the "Nasdaq Stock Market") immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices and effect in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Series A Preferred Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Series A Preferred Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     In connection with this offering, the Underwriters may engage in stabilizing, syndicate short-covering transactions penalty bids or other transactions during the offering that may stabilize, maintain or otherwise affect the market price of the Series A Preferred Stock at a level above that which might otherwise prevail in the open market. Stabilizing transactions are bids for and purchases of Series A Preferred Stock on behalf of the Underwriters to provide them with enough Series A Preferred Stock to deliver those purchasing Series A Preferred Stock in the offering. A penalty bid is an arrangement that permits the Underwriters to reclaim a selling concession when the Common Stock originally sold by the syndicate member are purchased in a syndicate covering transaction. Such stabilizing, syndicate short covering transactions, penalty bids and other transactions, if commenced, may be discontinued at any time.

     The Company estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $300,000.

     In connection with this offering, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has applied to have the shares of Series A Preferred Stock approved for quotation on the Nasdaq Stock Market under the symbol "DORLP."

     Several of the Underwriters have from time to time been customers of, engaged in transactions with or performed services for the Company and its subsidiaries in the ordinary course of business. The Underwriters may continue to do so in the future. In addition, Popular Inc., the parent company of Popular Securities, Inc., one of the Underwriters, owns all the outstanding shares of the Company's 8% Preferred Stock. The shares of Common Stock issuable upon conversion of the 8% Preferred Stock together with other shares of Common Stock owned by Popular Inc. equal approximately 4.9% of the Company's outstanding Common Stock.

                                 LEGAL MATTERS

     The validity of the shares of Series A. Preferred Stock offered hereby will be passed upon for the Company by Pietrantoni Mendez & Alvarez, San Juan, Puerto Rico. Certain legal matters will be passed upon for the Underwriters by Axtmayer Adsuar Muniz & Goyco, P.S.C., San Juan, Puerto Rico.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated by reference into this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

------------------------------------------------------
------------------------------------------------------

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. NEITHER DORAL FINANCIAL CORPORATION NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    3
Available Information.................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Recent Developments...................   12
Use of Proceeds.......................   13
Consolidated Ratios of Earnings to
  Combined Fixed Charges and
  Preference Security Dividends.......   13
Capitalization........................   14
Selected Financial Data...............   15
Summary of Certain Terms of the
  Series A Preferred Stock............   17
Description of Capital Stock..........   23
Taxation..............................   26
Underwriting..........................   34
Legal Matters.........................   35
Experts...............................   35

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                1,300,000 SHARES
                                DORAL FINANCIAL
                                  CORPORATION

                                    % NONCUMULATIVE
                                 MONTHLY INCOME
                           PREFERRED STOCK, SERIES A

                         PRICE TO PUBLIC: $50 PER SHARE
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                            PAINEWEBBER INCORPORATED
                                 OF PUERTO RICO

                               POPULAR SECURITIES
                             (JOINT LEAD MANAGERS)
                            ------------------------

                              SANTANDER SECURITIES

                             PRUDENTIAL SECURITIES
                                  INCORPORATED

                              SALOMON SMITH BARNEY
                                           , 1998
------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the Underwriters. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

ITEM                                                           AMOUNT
----                                                          --------
Securities and Exchange Commission registration fee.........  $ 20,780
NASD filing fee.............................................     7,975
Printing and engraving expenses.............................    60,000
NASDAQ listing fee..........................................    33,750
Accounting fees and expenses................................    45,000
Legal fees and expenses.....................................   125,000
Miscellaneous expenses......................................     7,495
                                                              --------
          Total.............................................  $300,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Article 1.02(B)(6) of the Puerto Rico General Corporation Act (the "PR GCA") provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability or equitable remedies, such as injunction or rescission, for breach of fiduciary duty. Article Seventh of the Company's Restated Certificate of Incorporation contains such a provision.

     (b) Article 4.09 of the PR GCA authorizes Puerto Rico corporations to indemnify their officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which they are or may be made parties by reason of being directors or officers. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise. The Restated Certificate of Incorporation of the Company provides that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by law. The Company also maintains directors' and officers' liability insurance on behalf of its directors and officers.

     (c) Section 1 of Article IX of the Company's By-laws (the "By-laws") provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employer or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 2 of Article IX of the By-laws provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards set forth in the preceding paragraph, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 3 of Article IX of the By-laws provides that to the extent a director or officer of the Company has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article IX of the By-laws or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 5 of Article IX of the By-laws provides that the Company shall pay expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. The Company must make such advanced payments if it receives an undertaking by or on behalf of any person covered by Section 1 of Article IX of the By-laws to repay such amounts, if it is ultimately determined that he is not entitled to be indemnified by the Company as authorized in Article IX of the By-laws.

     Sections 6 and 7 of Article IX of the By-laws provide that indemnification provided for by Sections 1 and 2 of Article IX of the By-laws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Company may purchase and maintain insurance on behalf of a director or officer of the Company against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the Company would have the power to indemnify him against such liabilities under such Sections 1 and 2 of Article IX of the By-laws.

     (d) The resolutions of the Board of Directors adopted on October 19, 1998 approving the issuance and sale of the Series A Preferred Stock provide that, to the extent permitted by the Company's Restated Certificate of Incorporation and applicable law, the Company (i) will indemnify and hold harmless the directors and executive officers and their attorney-in-facts who signed this Registration Statement against any losses, claims, damages or liabilities they may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, any state securities or insurance laws or regulations of any other jurisdiction, insofar as such losses, claims, damages or liabilities arise in connection with this Registration Statement or any other registration statement filed in connection with the Series A Preferred Stock and (ii) shall reimburse each such person for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such action or claim.

ITEM 16. EXHIBITS. (Parenthetical number denotes incorporation by reference as described in footnote.)

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
 1         --  Form of Underwriting Agreement
 4(a)      --  Form of Series A Preferred Stock Certificate.
 4(b)      --  Certificate of Designation designating the terms of Series A
               Preferred Stock
 5         --  Opinion regarding legality and consent of Pietrantoni Mendez
               & Alvarez.
 8         --  Opinion regarding tax matters of Pietrantoni Mendez &
               Alvarez
12         --  Statement re: Computation of Ratio of Earnings to Combined
               Fixed Charges and Preference Security Dividends
23.1       --  Consent of PricewaterhouseCoopers LLP.
23.2       --  Consent of Pietrantoni Mendez & Alvarez (included in the opinion of counsel filed as Exhibit 5 hereto).
24.1       --  Powers of Attorney (included on Page II-4).

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provision described under Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 30th day of October, 1998.

                                          DORAL FINANCIAL CORPORATION

                                          By:       /s/ SALOMON LEVIS
                                            ------------------------------------
                                                       Salomon Levis
                                              Chairman of the Board and Chief
                                                      Executive Officer

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Salomon Levis and Richard F. Bonini and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                  /s/ SALOMON LEVIS                    Chairman of the Board and       October 28, 1998
-----------------------------------------------------    Chief Executive Officer
                    Salomon Levis

                /s/ RICHARD F. BONINI                  Senior Executive Vice           October 28, 1998
-----------------------------------------------------    President, Chief Financial
                  Richard F. Bonini                      Officer and Director

                /s/ RICARDO MELENDEZ                   Vice President and Chief        October 28, 1998
-----------------------------------------------------    Accounting Officer
                  Ricardo Melendez

                 /s/ A. BREAN MURRAY                              Director             October 28, 1998
-----------------------------------------------------
                   A. Brean Murray

              /s/ EDGAR M. CULLMAN, JR.                           Director             October 28, 1998
-----------------------------------------------------
                Edgar M. Cullman, Jr.

                  /s/ JOHN L. ERNST                               Director             October 28, 1998
-----------------------------------------------------
                    John L. Ernst

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                 /s/ EFRAIM M. KIER                               Director             October 28, 1998
-----------------------------------------------------
                   Efraim M. Kier

                   /s/ ZOILA LEVIS                                Director             October 28, 1998
-----------------------------------------------------
                     Zoila Levis

               /s/ VICTOR M. PONS, JR.                            Director             October 28, 1998
-----------------------------------------------------
                 Victor M. Pons, Jr.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
   1       --  Form of Underwriting Agreement.
   4 (a)   --  Form of Series A Preferred Stock Certificate.
   4 (b)   --  Certificate of Designation designating the terms of Series A
               Preferred Stock.
   5       --  Opinion regarding legality and consent of Pietrantoni Mendez
               & Alvarez.
   8       --  Opinion regarding tax matters of Pietrantoni Mendez &
               Alvarez.
  12       --  Statement re: Computation of Ratio of Earnings to Combined
               Fixed Charges and Preference Security Dividends.
  23.1     --  Consent of PricewaterhouseCoopers LLP.
  23.2     --  Consent of Pietrantoni Mendez & Alvarez (included in the opinion of counsel filed as Exhibit 5 hereto).
  24.1     --  Powers of Attorney (included on Page II-4).